UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VERTICALNET, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92532L404
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92532L404

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	7,816

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	7,816

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	7,816

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.49%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	92532L404

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	42,637

8. Shared Voting Power	-0-

9. Sole Dispositive Power	42,637

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	42,637

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.65%

14. Type of Reporting Person	PN

CUSIP No.	92532L404

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	9,982

8. Shared Voting Power	-0-

9. Sole Dispositive Power	9,982

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	9,982

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.62%

14. Type of Reporting Person	CO

CUSIP No.	92532L404

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	14,766

8. Shared Voting Power	-0-

9. Sole Dispositive Power	14,766

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	14,766

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.92%

14. Type of Reporting Person	PN

CUSIP No.	92532L404

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	5,384

8. Shared Voting Power	-0-

9. Sole Dispositive Power	5,384

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	5,384

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.33%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock, 0.01 par value per share (the “Common Stock”), of VERTICALNET, INC. The address of the Issuer’s principal executive offices is 400 Chester Field Parkway, Malvern, PA 19355.

Item 2.	Identity and Background

Loeb Arbitrage Fund (“LAF”), 61 Broadway, New York, New York, 10006, is a New York limited partnership. Its general partner is Loeb Arbitrage Management, Inc., (“LAM”), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP (“LAFB”) is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Loeb Offshore Fund, Ltd., (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”) is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The individuals named above are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LAFB, and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of January 4, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	42,637
Loeb Partners Corporation**	7,816
Loeb Offshore Fund Ltd.	9,982
Loeb Arbitrage B Fund LP	14,766
Loeb Offshore B Fund Ltd.	5,384

Total	80,585

Shares of Common Stock constitute 5% of the 1,610,845 outstanding shares of Common Stock as reported by the issuer.

**Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases of Common Stock have been made in the past sixty (60) days.

Purchases and Sales (-) of Common Stock

Holder	Date	Shares	Average Price
Loeb Partners Corp.**	11/15/2007	294	2.50
	11/16/2007	53	2.55
	11/26/2007	27	2.36
	11/30/2007	59	2.48
	12/4/2007	107	2.45
	12/5/2007	64	2.45
	12/10/2007	399	2.43
	12/10/2007	376	2.47
	12/11/2007	347	2.41
	12/11/2007	263	2.49
	12/11/2007	493	2.43
	12/13/2007	310	2.44
	12/14/2007	1,709	2.43
	12/17/2007	154	2.46
	12/18/2007	436	2.47
	12/19/2007	243	2.46
	12/20/2007	349	2.46
	1/2/2008	194	2.53
	1/3/2008	1,454	2.52
	1/4/2008	485	2.51

Holder	Date	Shares	Average Price
Loeb Arbitrage Fund	11/15/2007	3047	2.50
	11/16/2007	555	2.55
	11/26/2007	276	2.36
	11/30/2007	610	2.48
	12/4/2007	1108	2.45
	12/5/2007	665	2.45
	12/10/2007	4037	2.43
	12/11/2007	2820	2.43
	12/13/2007	1615	2.44
	12/14/2007	6200	2.43
	12/14/2007	2423	2.43
	12/17/2007	809	2.46
	12/18/2007	2271	2.47
	12/19/2007	1261	2.46
	12/20/2007	1818	2.46
	1/2/2008	1060	2.53

	1/3/2008	7945	2.52
	1/4/2008	2647	2.51

Holder	Date	Shares	Average Price
Loeb Offshore Fund	11/15/2007	711	2.50
	11/16/2007	129	2.55
	11/26/2007	65	2.36
	11/30/2007	142	2.48
	12/4/2007	258	2.45
	12/5/2007	155	2.45
	12/10/2007	990	2.43
	12/11/2007	691	2.43
	12/13/2007	396	2.44
	12/14/2007	1620	2.43
	12/14/2007	594	2.43
	12/17/2007	198	2.46
	12/18/2007	557	2.47
	12/19/2007	309	2.46
	12/20/2007	445	2.46
	1/2/2008	247	2.53
	1/3/2008	1856	2.52
	1/4/2008	619	2.51

Holder	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	12/20/2007	659	2.46
	1/2/2008	366	2.53
	1/3/2008	2747	2.52
	1/4/2008	916	2.51

Holder	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	11/15/2007	294	2.50
	11/16/2007	53	2.55
	11/26/2007	27	2.36
	11/30/2007	59	2.48
	12/4/2007	108	2.45
	12/5/2007	64	2.45
	12/10/2007	532	2.43
	12/11/2007	372	2.43
	12/11/2007	93	2.43
	12/11/2007	151	2.41
	12/13/2007	213	2.44

12/14/2007	319	2.43
12/14/2007	825	2.43
12/17/2007	106	2.46
12/18/2007	299	2.47
12/19/2007	166	2.46
12/20/2007	239	2.46
1/2/2008	133	2.53
1/3/2008	998	2.52
1/4/2008	333	2.51

_____________________

**Shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: January 10, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: January 10, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: January 10, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: January 10, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: January 10, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President